The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

November 23, 2010

Jerard T. Gibson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3473
Fax Number: (703) 813-6984

Re:	Dimus Partners, Inc.
Amendment No. 1 to Registration Statement on Form S-l
Filed June 11, 2010
File No. 333-164749

In response to your comment letter dated July 9, 2010, Dimus Partners, Inc. (the “Company,” “Dimus,” “we,” and “us”) has the following responses:

General

1.           We note your response to comment one in our letter dated March 5, 2010; however, your website profile continues to contain information regarding your services that is inconsistent with your prospectus disclosure. As an example only, you identify several partner companies on your website implying that you have cultivated previously existing business relationships, which stands in contrast to your actual developmental stage of operations. Please revise to reconcile the disclosure,

RESPONSE:

The Company has revised and clarified the disclosures previously set forth on its website.  Additionally, in specific response to your comments regarding the “partners” originally listed on the Company’s website, the Company has advised us that the principals of the Company had previously provided such companies consulting services on a pro bono basis prior to the formation and organization of the Company and the Company has therefore decided to remove them from the Company’s website.

2.           We note your response to comment two in our letter dated March 5, 2010 and your revised disclosure on page 5 and elsewhere where you indicate that you believe you will need approximately $500,000 in order to maintain and implement your business plan-However, please reconcile this disclosure with the statement on page 6 that you believe you will be able to continue “if no additional financing is raised."

RESPONSE:

The language referenced differentiates between the funds the Company will require to “maintain and implement” its business plan, which includes certain growth and expansion activities versus the funds the Company will need to continue its current limited operations if no funding is raised.  The Company has clarified the disclosure throughout the amended Registration Statement to make this distinction clearer.  Additionally, the Company entered into a $50,000 Revolving Line of Credit agreement with its President, James Patton in November 2010, which funding the Company anticipates using to support its operations in the near term, and which disclosure has been added to the amended registration statement filing.

3.           We note your disclosure that you will have to restrict the implementation of your business plan if you are unable to raise adequate working capital. Please revise your disclosure in the Business and MD&A sections to discuss in greater detail how you will alter your plan. Include in such discussion, as previously requested, detailed performance milestones and categories of expenditures and explain how you will meet and/or modify such milestones if you are unable to meet your working capital needs. We may have further comment based on your response.

RESPONSE:

The Company has expanded the discussion of how it will alter its business plan and updated its milestones and expenditures as requested.

Summary of the Offering

4.           We note your revised disclosure in response to prior comment nine in our letter dated March 5, 2010 and reissue that comment in part. Please expand your revised disclosure to briefly discuss all factors contributing to your auditor's going concern opinion. Please also make conforming changes to your risk factor at the top of page 9 regarding the same.

RESPONSE:

The Company has revised its disclosures with the information you have requested.

Risk Factors

Our Industry is Highly Competitive

Failure to Meet Future Client Expectations

5.           The risks described under these subheadings address risks that affect companies across industries and appear broad and generic. Please revise to clarify how these risks are specific to you.

RESPONSE:

The Company has described in greater detail how the risks set forth in the risk factor entitled “Our Industry is Highly Competitive” now renamed “Our Industry Is Highly Competitive And We Face Significant Competition For Our Services”, are specific to the Company.  The Company has removed the other risk factor you referenced as, after further review, the Company believed such risk factor described risks affecting all companies and was therefore generic and overly broad in nature.

Description of Business

Overview

6.           Please supplement your disclosure under this subheading to discuss the activities of DPLLC prior to the consummation of the exchange agreement in greater detail.

RESPONSE:

The Company has revised its disclosures to clarify that the main activities undertaken by DPLLC prior to the consummation of the exchange were in connection with formalizing the strategy that DPLLC/the Company would take; creating a website; business plan; and conducting market studies.

7.           We reissue in part comment 16 in our letter dated March 5, 2010. Please revise your disclosure under this subheading to describe the status of your "Dimus Advantage" technique in greater detail per Item 101(h)(4)(iii) of Regulation S-K. You indicate that the plan entails charging a success based fee instead of hourly billing rates. Tell us how the success fee is measured, whether the fee will be established solely by the companies engaged by your customers or whether it will be a collaborative process between your customer and your customer's clients, explain how your customers are to generate revenues in the event that they fail to satisfy targets and also tell us more about your planned fee structure. We may have further comments based on your response.

RESPONSE:

We believe you are confused regarding the “Dimus Advantage”, which is simply the name the Company has given to its decision (i.e., methodology) to charge its clients a contingent success based fee and not an hourly fee.  As such, we do not believe that the “Dimus Advantage” is “new product or service” as described in Item 101(h)(4)(iii) of Regulation S-K, but more of a way of billing clients.  The Company has revised the amended Registration Statement to clarify.  Additionally, the billing methods described by the “Dimus Advantage” and the Company’s engagement with its future clients is only applicable to the relationship between the Company and its future clients – there is no relationship between the Company and the Company’s future clients customers (e.g., as to your question, there will be no collaborative process between the Company’s clients and its customers and the Company in regards to the targets set forth in the Company’s engagement) – all fees and goals (i.e., targets) relating to such fees will be established solely between the Company and its future clients on a case by case basis, based on negotiations between the Company and such future clients at the time of engagement.  If clients fail to meet the goals set forth in any subsequent agreements the Company has with such clients, the Company will not earn a success based fee, however, the client will still generate the same revenues it was generating prior to the engagement – the targets/goals will only relate to the fees due the Company in connection with its engagements.  The Company has added additional disclosures to the amended Registration Statement to clarify the points above, which we hope will address your questions and/or clarify that the questions are not relevant to the Company’s planned billing techniques.

Patents, Trademarks and Intellectual Property

8.           We note your response to comment 19 in our letter dated March 5, 2010 and your disclosure regarding your plans to take action in the future to protect your proprietary platform. To the extent applicable, please revise your use of proceeds disclosure to explain if you plan to utilize any offering funds to secure such protection on a going- forward basis.

RESPONSE:

The Company has clarified that it does not currently have any plans to secure any patent, trademark or similar rights.  As stated in the “Use of Proceeds” section of the filing, the Company will not receive any funds in connection with the sale of the shares by the selling shareholders.  As such, and as the Company currently has no plans to secure any such rights or spend any funds in connection with such protection rights, the Company does not believe that any additional disclosure is necessary.

Intellectual Property

9.           Please revise your disclosure under this subheading to discuss the DTAS-HBE software in greater detail. Disclose whether you will retain any interests in the product after completion of the program with your customer.

RESPONSE:

The Company has revised its disclosure to describe the DTAS-HBE software in greater detail and to disclose that other than the proposed option described in the filing, the Company owns the rights to the DTAS-HBE software and code and has no plans to sell the rights to such software or code.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

10.           Supplement your current disclosure to provide more detail regarding the different modules associated with the project. Include in such revised disclosure an explanation of what the module represents and when you expect the modules to be achieved. Please also provide greater disclosure regarding the applications currently being prepared for the customer.

RESPONSE:

The Company has described the disclosures and the software in general in greater detail under “Material Agreements” as you have requested and has also clarified its future plan of operations, costs and timing associated with such plans under “Plan of Operations.”

Liquidity and Capital Resources

11.           We note your revised disclosure on page 29 that you anticipate additional expenses totaling approximately $25,000 to $75,000. Please discuss how the company plans to pay for these expenses if additional funding is not raised.

RESPONSE:

The Company has added additional disclosures regarding its $50,000 Line of Credit entered into with its President, James Patton, which the Company intends to use for working capital in the near term.

Certain Relationships and Related Transactions

12.           For each of the transactions disclosed under this section, please disclose the approximate dollar value of the amount involved in accordance with Item 404(a)(3) of Regulation S-K.

RESPONSE:

The Company has revised its disclosures with the information requested.

13.           We note your disclosure in the MD&A regarding a proposed loan from one of your directors in connection with the completion of the project for your customer, Jimmy Jacobs Custom Homes. Please revise to include the disclosure required by Item 404 of Regulation S-K.

RESPONSE:

The Company has added additional disclosures regarding its $50,000 Line of Credit entered into with its President, James Patton, which the Company intends to use for working capital in the near term.  The Line of Credit is the only currently proposed loan from related parties of the Company.

Financial Statements, page F-l

14.           Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has included the updated financial statements as requested.

Item 15. Recent Sales of Unregistered Securities

15.           We note your response to comment 36 in our letter dated March 5, 2010. Please revise the disclosure to discuss whether there was any general solicitation in connection with the offer and sale of the securities pursuant to Rule 506 of Regulation D.

RESPONSE:

The Company has clarified in the amended Registration Statement that no general solicitation was undertaken in connection with the offering.

Item 16. Exhibits

16.           Please file the exchange agreement, the nondisclosure agreements with your key executives and the customer agreement with Jimmy Jacobs Custom Homes as exhibits to your registration statement.

RESPONSE:

The Company has not entered into any non-disclosure agreement with its key executives.  The Company plans to enter into non-disclosure agreements with its future clients, when it has clients; however, no form of non-disclosure agreement has been finalized to date and no non-disclosure agreements have been entered into to date.  Similarly, no agreements have been documented or finalized between the Company and Jimmy Jacobs Custom Homes other than the Letter of Intent previously filed.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate